SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                         DE ANZA PROPERTIES - XII, LTD.
                            (Name of Subject Company)


                             MacKENZIE FUND 10, L.P.
                              MP VALUE FUND 4, L.P.
           PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                                  CAL KAN, INC.

                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                              Copy to:
C.E. Patterson                                Paul J. Derenthal, Esq.
Moraga Partners, Inc.                         Derenthal & Dannhauser
1640 School Street, Suite 100                 455 Market Street, Suite 1600
Moraga, California  94556                     San Francisco, California  94105
(510) 631-9100                                (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

This Amendment No. 2 to the Bidders' Schedule 14D-1 hereby amends the Bidders'
Schedule 13D with  respect to the subject securities.

     This Amendment No. 2 to Schedule 14D-1 amends the Schedule 14D-1 filed February 7, 1997 (the "Schedule") by MacKenzie Fund 10, L.P., MP Value Fund 4,
L. P., Pat Patterson Western Securities, Inc. Profit Sharing Plan, Cal Kan, Inc. and Accelerated High Yield Institutional Investors, L.P. (together the "Purchasers"), as set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule and exhibits thereto.

     This Amendment No. 2 is the final amendment to the Schedule and is filed to report the termination and results of the Offer described in the Schedule. The Offer terminated as of March 15, 1997. The Offer resulted in the tender by Unitholders and acceptance for payment by the Purchasers of a total of 245 Units. The Purchasers, together with affiliates of certain of the Purchasers, are now the beneficial owners of a total of 4,804 Units or approximately 21.1% of the outstanding Units. The final purchase price paid by the Purchasers was in the amount of $366.75 per Unit (the stated price of $375 per Unit reduced, as provided in the Offer, by the $8.25 per Unit distribution declared by the Partnership as of March 15, 1997 and retained by all selling Unitholders).




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


                                   SIGNATURES

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       April 2, 1997

MacKENZIE FUND 10, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/Victoriaan Tacheira
                     Victoriaan Tacheira, Senior Vice President

MP VALUE FUND 4, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/Victoriaan Tacheira
                     Victoriaan Tacheira, Senior Vice President


PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN

By:          /s/C. E. Patterson
             C. E. Patterson, Trustee

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/Victoriaan Tacheira
                     Victoriaan Tacheira, Senior Vice President

CAL KAN, INC.

By:          /s/C. E. Patterson
             C. E. Patterson, President



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